Exhibit 99.1

Renren Announces Acquisition of U.S. Trucking Social Platform Trucker Path Inc.

BEIJING, China, December 29, 2017 — Renren Inc. (NYSE: RENN) ("Renren" or the "Company"), which operates a social networking service and internet finance business in China, today announced that it has entered into a definitive agreement to acquire 100% of Trucker Path Inc. (“Trucker Path”), a provider of a social platform for the trucking industry in the United States.

Trucker Path’s core product is the Trucker Path app, a trip planning companion for truck drivers, enabling a large driver community to assist each other in updating the real-time status of relevant points-of-interest on their route. It helps truckers find truck stops, available parking spots, rest areas, scales, open DOT weigh stations, truck washes and more. Expanding on the success of the Trucker Path app, Trucker Path also introduced the Truckloads app, a mobile marketplace providing freight load matching with over 3 million loads posted monthly. At present, Trucker Path has more than 600,000 monthly active users covering more than 33% of all U.S. long haul truck drivers and maintains steady organic growth. For Renren's global business, the acquisition of Trucker Path means an entry into the transportation sector. Going forward, Renren will continue exploring breakthroughs in this space, whether in intelligent transportation solutions or in autonomous vehicles. Joseph Chen, Chairman and Chief Executive Officer of Renren, commented: “Currently, the two major emerging technology areas are artificial intelligence and blockchain. With the acquisition of the Trucker Path social platform and the Truckloads freight marketplace, the Company will be well-positioned technologically to drive innovation within this important industry.”

About Renren Inc.

Renren Inc. (NYSE: RENN) operates a social networking service (SNS) and an internet finance business in China. Our SNS enables users to connect and communicate with each other, share photos and access mobile live streaming. Our internet finance business includes primarily auto financing. Renren.com and our Renren mobile application had approximately 254 million activated users as of September 30, 2017. Renren's American depositary shares, each of which represents fifteen Class A ordinary shares, trade on the NYSE under the symbol "RENN".

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Renren may also make written or oral forward-looking statements in its filings with the U.S. Securities and Exchange Commission (the "SEC"), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Renren's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in our annual report on Form 20-F and other documents filed with the SEC. All information provided in this press release is as of the date of this press release, and Renren does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please contact:

Investor Relations Department
Renren Inc.
Tel: (86 10) 8448 1818 ext. 1300
Email: ir@renren-inc.com